August 3, 2011

Jennifer Thompson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:         Southern Union Company
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 1-06407

Panhandle Eastern Pipe Line Company, LP
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 1-02921

Dear Ms. Thompson:

This letter responds to the comments Southern Union Company (the “Company”) received from the United States Securities and Exchange Commission (the “SEC”) by letter dated July 7, 2011 regarding the above-referenced filings.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to address the comments in a manner that is acceptable to the SEC staff.

Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter.  For your convenience, our responses are prefaced by the SEC’s corresponding comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

SEC Comment #1.  Where applicable, please apply these comments to the filings of Panhandle Eastern Pipe Line Company, LP your indirect wholly-owned subsidiary.

Company Response:

Where applicable, the Company will apply the comments received to the filings of Panhandle Eastern Pipe Line Company, LP (“Panhandle”) and will note and consider the filings of Panhandle in the responses provided herein.

Note 2. Summary of Significant Accounting Policies and Other Matters, page F-8

Property, Plant and Equipment, page F-8

SEC Comment #2.  You disclose that you capitalize indirect construction costs to property, plant, and equipment. Please tell us and disclose in future filings the nature of any material categories of capitalized indirect costs and the methods you use to allocate these costs to your capital projects.

Company Response:

The Company’s capitalized indirect construction costs are composed primarily of (i) labor and related costs of departments associated with directly supporting construction activities; and (ii) capitalized interest costs (which are separately disclosed in Note 2-Summary of Significant Accounting Policies and Other Matters-Interest Cost Capitalized).  The capitalized labor and related supporting costs are calculated based upon results of periodic time studies or management reviews of time allocations which provide an estimate of time spent supporting construction projects.

In the Form 10-K filings for the year ended December 31, 2011, both the Company and Panhandle, as applicable, will include additional disclosure regarding the material categories of capitalized labor and related costs and the methods used to allocate these costs to respective construction projects.

SEC Comment #3. Please clarify why your Transportation and Storage and Distribution segments appear to account for property, plant and equipment retirements using different methods than your Gathering and Processing segment. If the difference is due to regulatory requirements, please consider revising future filings to clarify your policies. Please also confirm that charging original cost less salvage value to accumulated depreciation and amortization means that, although the charge is recorded in earnings, the gross property cost and related accumulated depreciation amounts are not removed from your balance sheet.

Company Response:

As suggested in the comment above, the primary basis for the different treatment of property, plant and equipment retirements in the Transportation and Storage and Distribution segments as compared to the Gathering and Processing segment is due to the regulated nature of the Transportation and Storage and Distribution segments.  Specifically, the Company accounts for property, plant and equipment retirements within the regulated Transportation and Storage and Distribution segments using the composite basis.  The composite basis is permitted by generally accepted accounting principles and is consistent with the methods utilized by regulated peer companies.    When ordinary retirements of property, plant and equipment occur within the Company’s regulated Transportation and Storage and Distribution segments, the original cost less salvage value is removed by a charge to accumulated depreciation and amortization, with no gain or loss recorded.  When entire regulated operating units of property, plant and equipment are retired or sold, the original cost less salvage value and related accumulated depreciation and amortization accounts are removed, with any resulting gain or loss recorded in earnings. When property, plant and equipment is retired within the Company’s Gathering and Processing segment, or within its other non-regulated operations, the original cost less salvage value and accumulated depreciation and amortization balances are removed, with any resulting gain or loss recorded in earnings.

In the Form 10-K filings for the year ended December 31, 2011, both the Company and Panhandle, as applicable, will enhance its disclosure regarding property retirements to more clearly distinguish between the methods used by its regulated and non-regulated operations.

Note 7.  Debt Obligations, page F-25

SEC Comment #4.  We note that you refinanced your $150 million 2009 term loan with a $250 million 2010 term loan. Citing authoritative guidance, such as ASC 470-50-40, please tell us how you accounted for this transaction. In particular, please explain if you applied extinguishment accounting and tell us how you accounted for any fees paid to creditors, any costs incurred with third parties, and any unamortized debt issuance costs or discounts related to the 2009 term loan.

Company Response:

The Company accounted for the refinancing and upsizing of the 2009 term loan with the 2010 term loan solely as a loan modification.  As such, all fees paid to creditors and other incurred third party costs related to the 2010 term loan were deferred.  The remaining unamortized debt issuance costs balance related to the 2009 term loan was continued.  In both cases, the Company commenced amortization of such costs over the life of the 2010 term loan.

The Company believes that a portion of the 2009 term loan refinancing and upsizing should have been accounted for as a debt extinguishment because four banks that participated in the syndication of the 2009 term loan had their commitments reduced in the syndication of the 2010 term loan and one bank that participated in the syndication of the 2009 term loan chose not to participate in the syndication of the 2010 term loan.  This resulted in an understatement of pre-tax expense of approximately $500,000 at the time of the loan amendment.  As of December 31, 2010, the unamortized portion of the debt issuance costs associated with this accounting error totaled approximately $430,000.  In accordance with the requirements of ASC 405-20-05 and ASC 470-50-40, the Company will charge to expense in the current accounting period the remainder of this unamortized balance.

Note 11. Fair Value Measurement, page F-42

SEC Comment #5. We note that you reclassified certain processing spread swap derivatives and interest-rate swap derivatives from Level 3 to Level 2 during 2009 as you “obtained additional observable market data to corroborate all significant inputs to the models used to measure the fair value of these liabilities.” Please provide us with further information regarding the causes of these reclassifications, including a summary of the specific observable market data now used to corroborate significant inputs and clarification for why that data was not available or observable in prior periods. Also confirm whether or not there were any modifications to the significant inputs used in your models or changes in the models or valuation techniques themselves. For example, please clarify if you eliminated a Level 3 input that was no longer deemed to be significant to the fair value measurement.  Consider disclosing such enhanced information in future filings.

    Company Response:

With respect to interest-rate swap derivatives, the Company’s Treasury Department has, since 2009, subscribed to Bloomberg, a widely-used and nationally recognized information reporting service, enabling the Company to access and utilize Bloomberg’s standard swap valuation model to (i) corroborate interest-rate swap valuations received from bank counterparties; and (ii) record interest-rate swap derivatives.  Through discussions with Bloomberg regarding its model, the Company understood that significant model inputs, including interest rate yield curves, are developed by Bloomberg from market data that is observable at commonly quoted intervals for substantially the full term of the applicable swap agreements.  Pursuant to the requirements of ASC 820, the Company determined that its interest-rate swap derivatives should be classified as Level 2 instruments since the significant model inputs are developed from such observable market data.  Prior to 2009, the Company corroborated its counterparty swap valuations using an in-house valuation model.  The in-house model used a proprietary interest-rate yield curve from one of the Company’s bank counterparties that was not observable in the market and represented a significant input to the in-house model used at that time.  The Company determined that a Level 3 classification for its interest-rate swap derivatives was appropriate for the periods prior to 2009.

Also in 2009, the Company began using posted NYMEX forward prices for the basis adjustments input to its natural gas basis swap model, after it concluded that the applicable NYMEX pricing data was observable at commonly quoted intervals for substantially the full term of the swap agreements.  Pursuant to the requirements of ASC 820, the Company determined that its natural gas basis swap derivatives should be classified as Level 2 instruments since all significant valuation model inputs were now based on observable market data.    Prior to 2009, the Company used basis adjustments obtained from third-party pricing services in its natural gas basis swap valuation model.  Since the basis adjustments were considered a significant model input and were considered not observable in the market nor corroborated by market data, the Company determined that a Level 3 classification for its natural gas basis swap derivatives was appropriate at that time.  With the exception of the basis adjustment inputs previously discussed, there were no changes to the techniques or models used to value these swap transactions.

 In future filings, as applicable, both the Company and Panhandle will provide disclosure regarding the basis for reclassification between levels.

Note 13. Stock-Based Compensation, page F-44

SEC Comment #6.  Please tell us and disclose in future filings the reasons why you use the simplified method in estimating the expected term of your stock options and SAR awards. See Question 6 of SAB Topic 14D2.

Company Response:

As permitted by SAB Topic 14D2, the Company uses the simplified method primarily because of the impact on employee exercise activity of significant structural changes experienced in the Company’s business operations.  The Company has experienced several acquisitions and divestitures during the contractual period for the current awards outstanding, resulting in a change in the employee mix and an acceleration of certain stock option and stock appreciation rights (“SAR”) exercise activity.  Additionally, the Company has not experienced a full life cycle of exercise history for employees associated with certain of its acquisitions.  Because of the impact of these  structural changes in the Company’s business operations and the resulting variations in employee exercise activity, the historical patterns of such exercise activity is not believed to be indicative of future behavior.  In its Form 10-K filing for the year ended December 31, 2011, the Company will include disclosure indicating the reasons for the use of the simplified method in estimating the expected term of its stock options and SAR.

Note 14.  Commitments and Contingencies, page F-49

SEC Comment #7.  For many of the matters disclosed in this footnote you indicate that you believe the final disposition of the matter will not have a material adverse effect on your consolidated financial position, results of operations or cash flows. It is unclear to us whether this statement is intended to convey that any liability amounts deemed probable and currently accrued are not material to your financial statements or whether this statement also is intended to convey that the amount or range of any additional losses that are reasonably possible are not material to your financial statements. In this regard, we note that your current disclosures do not specifically address any reasonably possible additional losses.  Consistent with ASC 450-20-50-2 and 50-4(b), please tell us and disclose in future filings an aggregate estimated amount or range of reasonably possible losses or additional losses, or explain to us in reasonable detail why such an estimate cannot be made. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect.

Company Response:

Consistent with ASC 450-20-25-2, the Company and Panhandle record a loss contingency when management believes the loss is both probable and reasonably estimable.  As of December 31, 2010, the Company and Panhandle did not have any material contingent liabilities assessed as reasonably possible.

Commencing with the Form 10-Q filing for the period ended June 30, 2011, the Company and Panhandle will, as applicable, enhance respective disclosure to more clearly differentiate between “probable” and “reasonably possible” contingent liability assessments.  If applicable in the future, for material matters assessed as reasonably possible, the nature of the contingency and an estimate of the possible loss or range of loss (or a statement that such an estimate cannot be made) will be made pursuant to ASC 450-20-50-4.

SEC Comment #8.  We note your disclosures on page F-52 that you recorded a fiscal 2010 charge of $18.1 million in discontinued operations related to a mercury release lawsuit. Considering the indictment was filed in 2007 and the District Court imposed a fine of $6 million and a payment of $12 million in community service during fiscal 2009, please tell us why it appears you did not accrue for this matter prior to the appeals court affirming your conviction and how this timing for recording the liability complies with ASC 450-20-25-2.

Company Response:

 In October 2007, the U.S. Attorney in Rhode Island filed a three-count indictment against the Company in the U.S. District Court for the District of Rhode Island (the "District Court") alleging violation of permitting requirements under the federal Resource Conservation and Recovery Act (“RCRA”) and notification requirements under the federal Emergency Planning and Community Right to Know Act relating to the 2004 incident. On October 15, 2008, the jury found the Company guilty on one of the RCRA counts. On October 2, 2009, the District Court imposed a fine of $6 million and a payment of $12 million in community service. The District Court stayed the payment of the fine and community service amounts while the Company pursued an appeal of the conviction and sentence to the United States Court of Appeals for the First Circuit (the “First Circuit”).

The posture of the proceedings and the potential liability upon conviction were clearly disclosed in the Company’s Form 10-Q and Form 10-K filings at every step of the litigation process. The liability was not recorded at the time of the conviction because, in the Company’s opinion, the District Court made clear legal errors in its rulings.  With regard to the sentence, the First Circuit panel agreed with the Company that the jury’s verdict was necessarily limited to a single day’s violation of RCRA (carrying a maximum fine of $50,000).  However, the First Circuit also found that the trial judge was nevertheless authorized for sentencing purposes independently to find the number of days the Company purportedly violated RCRA.  In its decision, the First Circuit noted that the sentencing issue as applied to criminal fines was a novel one in the First Circuit and, importantly, that if the First Circuit panel's application of judicial precedents is incorrect, it would not be harmless error to the Company and the case must be remanded to the District Court for resentencing.

In a petition to the First Circuit for rehearing en banc, the Company argued that the conviction violated the Company’s due process rights, and that the sentence, which went beyond the fine authorized by the jury’s verdict, violated the Company’s jury trial rights under the Sixth Amendment, and is contrary to current Supreme Court precedent and the decisions of two other federal circuits. On February 17, 2011, the First Circuit denied the Company’s petition for en banc rehearing.

       As a result of the First Circuit's decisions, it became appropriate to record the liability as probable and reasonably estimable pursuant to ASC 450-20-25-2 primarily because petitions for a writ of certiorari review by the U.S. Supreme Court, which was filed by the Company on July 15, 2011, are seldom granted.  The Company therefore recorded an earnings charge for the 2010 period.

Note 17.  Reportable Segments, page F-55

SEC Comment #9.  Based on your disclosures it appears that you may aggregate various operating segments when determining your reportable segments. If true, please confirm our understanding and revise future filings to clarify this to your investors. Refer to ASC 280-10-50-21(a).

Company Response:

The Company’s operating segments, which are individually disclosed as its reportable business segments, are: (i) Transportation and Storage; (ii) Gathering and Processing; and (iii) Distribution.  Pursuant to ASC 280-10-50-21(a), these operating segments (as defined in ASC 280-10-50-1) are organized for segment reporting purposes based on the way internal managerial reporting presents the results of the Company’s various businesses to its chief operating decision maker for use in determining the performance of the businesses.  Commencing with its Form 10-Q filing for the period ended June 30, 2011, the Company’s disclosure for reportable segments will clarify that each of its three primary operating segments discussed above individually represents a reportable business segment.

Note 20.  Asset Retirement Obligations, page F-60

SEC Comment #10.  We note that your asset retirement obligation increased by $28.6 million during fiscal 2010 “as a result of management assessment of additional information” related to offshore assets and decreased $11.4 million “due to project scope adjustments, favorable weather conditions, and realized project efficiencies.” Please provide us with more specific information regarding the causes of these adjustments and consider revising your disclosures in future filings to provide greater insight to investors regarding these ARO movements.

Company Response:

In 2010, the Company increased (incurred) abandonment costs primarily for asset retirement obligations associated with its offshore properties.  During 2010, the Company largely completed its assessment and repairs of the property damaged by Hurricane Ike in 2008 which resulted in accelerated abandonments of such property, and determined that the estimated third party abandonment costs for all of its offshore property needed to be increased.  Also in 2010, the Company decreased (made revisions to) its estimate for the costs of abandoning certain other specific offshore properties as a result of favorable weather conditions, changes in equipment used, and some changes in scope of the respective projects which were primarily related to abandonments required as a result of permanent damage from Hurricane Ike and which were thus settled during 2010 at lower costs than had been previously estimated for those specific abandonments.   Following Hurricane Ike, the costs associated with offshore work, which was fairly volatile to start with, became even more variable as it was highly subject to changes in demand for offshore services for any given project.

In the Form 10-K filings for the year ended December 31, 2011, both the Company and Panhandle, as applicable, will enhance its disclosure to more fully explain the causes for the significant changes in the ARO liability reconciliation.

Note 21.  Other Income and Expense Items, page F-61

SEC Comment #11.  Please tell us and consider disclosing in future filings your policies related to accounting for insurance recoveries. In particular, tell us when you recognize the recovery of recorded contingent losses and when you record the anticipated recovery of amounts in excess of related contingent losses.

Company Response:

The matters disclosed in Note 21-Other Income and Expense Items of the Company’s Form 10-K for the year ended December 31, 2010 relate to settlement gains realized by the Company, which were recognized in 2009 pursuant to ASC 450-30-25-1 when the Company received the settlement awards and determined such gains were realizable.  In its Form 10-K filing for the year ended December 31, 2011, the Company will enhance the related disclosure by indicating that the gains were recorded in 2009 when the related settlement awards were received.

Conclusion:

In providing the foregoing responses to your comment letter, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	It may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust this letter satisfactorily addresses your comments and requests for information.  We would like to reiterate that the Company’s goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Should you have any questions or further comments, please do not hesitate to contact me at (713) 989-7568.

Very truly yours,

                                                                                                /s/ GEORGE E. ALDRICH
George E. Aldrich

cc:           Mr. George L. Lindemann
Mr. Richard N. Marshall
Mr. Robert M. Kerrigan, III